SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 23, 2004

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

           Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No ____X_____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________




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                                  EXHIBIT INDEX

         This filing contains the following exhibits.

         EXHIBIT                DESCRIPTION

         99.1                   Press release issued by Cambridge Antibody
                                Technology Group PLC announcing preliminary results for the year ended September 30, 2004

         99.2                   Press release issued by Cambridge Antibody
                                Technology Group PLC announcing major strategic alliance with AstraZeneca





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 November 2004              Cambridge Antibody Technology Group PLC

                                    By:    /s/ Rowena Gardner
                                           --------------------------------
                                    Name:  Rowena Gardner
                                    Title: Director of Corporate Communications